ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

February 26, 2010	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Western Asset Funds, Inc. (Registration Nos. 33-34929 and 811-06110)

Ladies and Gentlemen:

On behalf of Western Asset Funds, Inc. (the “Fund”), today we filed, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, by electronic submission via EDGAR, Post-Effective Amendment No. 40 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A. Pursuant to Rule 485(a)(1), it is intended that the Amendment become effective on April 30, 2010.

The Amendment is being filed primarily to reflect the amendments that have been made to Form N-1A since the Fund’s last amendment to its registration statement.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (617) 951-7114.

Regards,

/s/ Adam Schlichtmann

Adam M. Schlichtmann